SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2002

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated December 13, 2002

Benetton Group SpA's press note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

PRESS NOTE

Ponzano, 13 December 2002 - Benetton Group announces it is currently in negotiations with The Hockey Company for the sale of the Rollerblade brand. The negotiations could be finalized as early as the end of the current year.

The Hockey Company , headquarter in Montreal, Canada, is the world leader in the manufacture and distribution of hockey equipment and apparel, under the CCM, JOFA and KOHO brands.

For more information 0039 0422 519036

www.benetton.com/press

www.benetton.com/investors